CUSIP No. G67543101

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

OpenTV Corp.

(Name of Issuer)

Class A ordinary shares of no par value

(Title of Class of Securities)

G67543101

(CUSIP Number)

Lucien Gani

General Counsel, Head of Legal Affairs

Kudelski SA

22-24, Route de Genève

Case Postale 134

1033 Cheseaux, Switzerland

Tel:  41 21 732 01 01

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 19, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G67543101

1.	Name of Reporting Persons Kudelski SA

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, SC, WC, BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 122,311,151(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 122,311,151(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 122,311,151(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 88.4%(2)

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. G67543101

1.	Name of Reporting Persons André Kudelski

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 100,000

	8.	Shared Voting Power 122,311,151(1)

	9.	Sole Dispositive Power 100,000

	10.	Shared Dispositive Power 122,311,151(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 122,411,151(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 88.5%(2)

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. G67543101

1.	Name of Reporting Persons Kudelski Interactive USA, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 30,206,154(3)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 30,206,154(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,206,154(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 21.8%(4)

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. G67543101

1.	Name of Reporting Persons Kudelski Interactive Cayman, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, SC, WC, BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 84,202,800

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 84,202,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 84,202,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 77.9%(5)

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. G67543101

(1)

Includes 7,902,197 Class A ordinary shares of the Issuer held of record by Kudelski SA, 84,202,800 Class A ordinary shares of the Issuer held of record by Kudelski Interactive Cayman, Ltd. (“Kudelski Cayman”), an indirect wholly owned subsidiary of Kudelski SA, and 30,206,154 Class A ordinary shares of the Issuer issuable upon conversion of the same number of Class B ordinary shares of the Issuer held of record by Kudelski Interactive USA, Inc. (“Kudelski US”), an indirect wholly owned subsidiary of Kudelski SA. André Kudelski controls a majority of the voting securities of Kudelski SA.

(2)

Calculated in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934 (the “Act”), based upon 108,145,054 Class A ordinary shares of the Issuer and 30,206,154 Class B ordinary shares of the Issuer issued and outstanding as of January 31, 2010 (as reported by the Issuer to the Reporting Persons). Assumes the conversion of 30,206,154 Class B ordinary shares of the Issuer held of record by Kudelski US into the same number of Class A ordinary shares of the Issuer. Because the Issuer’s Class B ordinary shares are entitled to ten votes per share on matters submitted to shareholders of the Issuer, the Class A ordinary shares and Class B ordinary shares beneficially owned by the Reporting Person constitute approximately 96.1% of the voting power of the outstanding ordinary shares of the Issuer.

(3)	Includes 30,206,154 Class A ordinary shares of the Issuer issuable upon conversion of the same number of Class B ordinary shares of the Issuer held of record by Kudelski US.

(4)

Calculated in accordance with Rule 13d-3 promulgated under the Act, based upon 108,145,054 Class A ordinary shares of the Issuer and 30,206,154 Class B ordinary shares of the Issuer issued and outstanding as of January 31, 2010 (as reported by the Issuer to the Reporting Persons). Assumes the conversion of 30,206,154 Class B ordinary shares of the Issuer held of record by Kudelski US into the same number of Class A ordinary shares of the Issuer. Because the Issuer’s Class B ordinary shares are entitled to ten votes per share on matters submitted to shareholders of the Issuer, the Class B ordinary shares beneficially owned by the Reporting Person constitute approximately 73.6% of the voting power of the outstanding ordinary shares of the Issuer.

(5)

Calculated in accordance with Rule 13d-3 promulgated under the Act, based upon 108,145,054 Class A ordinary shares of the Issuer and 30,206,154 Class B ordinary shares of the Issuer issued and outstanding as of January 31, 2010 (as reported by the Issuer to the Reporting Persons).

CUSIP No. G67543101

This Amendment No. 10 (this “Amendment No. 10”) relates to and amends the statement on Schedule 13D filed by Kudelski SA, a public limited company organized under the laws of Switzerland, Kudelski Interactive USA, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Kudelski SA (“Kudelski US”), Kudelski Interactive Cayman, Ltd., an exempt company organized under the laws of the Cayman Islands and an indirect wholly owned subsidiary of Kudelski SA (“Kudelski Cayman”), and André Kudelski, a Swiss citizen (collectively, the “Reporting Persons”), as such statement on Schedule 13D has been amended through the date hereof (the “Statement”), with respect to the Class A ordinary shares of no par value (“Shares”) of OpenTV Corp., a company incorporated and registered under the laws of the British Virgin Islands (the “Issuer”).  This Amendment No. 10 also relates to the Shares issuable upon conversion of Class B ordinary shares of the Issuer.

This Amendment No. 10 is being filed to report the delivery by Kudelski SA, Kudelski US and Kudelski Cayman (collectively, the “Kudelski Entities”) of the Written Instruction (as defined in Amendment No. 9 to the Statement) to the Issuer on February 19, 2010 directing it to effect the Redemption (as defined in Amendment No. 9 to the Statement).  A copy of the Written Instruction is attached hereto as Exhibit 7.2 and is incorporated herein by reference.

Items 3, 4, 5 and 7 of the Statement are hereby amended and supplemented to the extent hereinafter set forth.

Item 3.         Source and Amount of Funds.

Item 3 is hereby amended and supplemented, in pertinent part, by the following:

Under Section 176 of the BVI Business Companies Act, 2004, as amended, the Issuer is responsible for determining the price to be paid to redeem ordinary shares in the Redemption.  Assuming such price is equal to $1.55 per share, the amount of funds required to complete the Redemption will be approximately $24.9 million.  If the Issuer determines that the per share price to be paid in the Redemption shall not be equal to $1.55, the Reporting Persons shall further amend the Statement to reflect the amount of funds that will be required to complete the Redemption.

Item 4.         Purpose of the Transaction.

Item 4 is hereby amended and supplemented, in pertinent part, by the following:

Kudelski SA and its subsidiaries (collectively, the “Kudelski Group”) will continue to review the Issuer and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel to determine what changes, if any, would be desirable following the Redemption in order to best organize and integrate the activities of the Issuer and the Kudelski Group and will implement those changes.  The Kudelski Group reserves the right to make any changes that it deems necessary or appropriate in light of its review or future developments.  Those changes may relate to the matters referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D.   Further, following the Redemption, Kudelski SA currently expects to (a) repay in part indebtedness incurred by Kudelski SA to finance the Offer (as defined in Amendment No. 5 to the Statement) from the Issuer’s cash balances through intercompany loans or other transfers from the Issuer, and (b) cause the Issuer to substantially increase its investment in next-generation solutions.  The Kudelski Group is also considering causing the Issuer to take action following the Redemption to terminate all outstanding options and any other outstanding rights to acquire Shares, which action could involve the merger of the Issuer with or into another entity.  In addition, the Kudelski Group and the Issuer are considering certain actions to reorganize the Issuer’s corporate structure.  The Redemption and the foregoing actions may consume a substantial portion of the Issuer’s currently available cash resources.

CUSIP No. G67543101

The Shares are currently registered under the Securities Exchange Act of 1934 (the “Act”), and listed on The NASDAQ Global Market.  Following completion of the Redemption, the Shares will cease to be listed on The NASDAQ Global Market, and the Kudelski Entities expect to cause the Issuer to deregister the Shares under the Act and to suspend the Issuer’s reporting obligations with the Securities and Exchange Commission.

Item 5.         Interest in Securities of the Issuer.

Item 5(a) and Item 5(b), insofar as they relate to the beneficial ownership of Shares and Class B ordinary shares of the Issuer by the below listed entities and individual, are hereby amended and restated as follows:

Kudelski SA may be deemed to be the beneficial owner of 92,104,997 Shares and 30,206,154 Class B ordinary shares of the Issuer. The Class B ordinary shares are convertible at any time into an equal number of Shares. Based upon 108,145,054 Shares of the Issuer and 30,206,154 Class B ordinary shares of the Issuer issued and outstanding as of January 31, 2010 (as reported by the Issuer to the Reporting Persons), and assuming the conversion of 30,206,154 Class B ordinary shares held by Kudelski US into the same number of Shares, Kudelski SA beneficially owns approximately 88.4% of the Shares, calculated in accordance with Rule 13d-3(d)(1) under Section 13 of the Act. André Kudelski may also be deemed to be the beneficial owner of the Shares and the Class B ordinary shares of the Issuer beneficially owned by Kudelski SA through his control of a majority of the voting securities of Kudelski SA.  Each of Kudelski SA and Mr. Kudelski may be deemed to have shared power to (a) vote or to direct the vote of and (b) dispose of or direct the disposition of the Shares beneficially owned by Kudelski SA.  In addition, Mr. Kudelski directly owns 100,000 Shares pursuant to a grant under the Issuer’s 2005 Incentive Plan.  Mr. Kudelski has the sole power to (a) vote or to direct the vote of and (b) dispose of or direct the disposition of such Shares.

Kudelski US is the beneficial owner of 30,206,154 Class B ordinary shares of the Issuer. The Class B ordinary shares are convertible at any time into an equal number of Shares.  Based upon 108,145,054 Shares of the Issuer and 30,206,154 Class B ordinary shares of the Issuer issued and outstanding as of January 31, 2010 (as reported by the Issuer to the Reporting Persons), and assuming the conversion of 30,206,154 Class B ordinary shares held by Kudelski US into the same number of Shares, Kudelski US beneficially owns approximately 21.8% of the Shares, calculated in accordance with Rule 13d-3(d)(1) under Section 13 of the Act.  Kudelski SA may also be deemed to be the beneficial owner of the ordinary shares of the Issuer beneficially owned by Kudelski US since Kudelski US is an indirect wholly owned subsidiary of Kudelski SA.  Each of Kudelski SA and Kudelski US may be deemed to have shared power to (a) vote or to direct the vote of and (b) dispose of or direct the disposition of the Shares beneficially owned by Kudelski US.

Kudelski Cayman is the beneficial owner of 84,202,800 Shares.  Based upon 108,145,054 Shares of the Issuer issued and outstanding as of January 31, 2010 (as reported by the Issuer to the Reporting Persons), Kudelski Cayman beneficially owns approximately 77.9% of the Shares, calculated in accordance with Rule 13d-3(d)(1) under Section 13 of the Act.  Kudelski SA may also be deemed to be the beneficial owner of the Shares beneficially owned by Kudelski Cayman since Kudelski Cayman is an indirect wholly owned subsidiary of Kudelski SA.  Each of Kudelski SA and Kudelski Cayman may be deemed to have shared power to (a) vote or to direct the vote of and (b) dispose of or direct the disposition of the Shares beneficially owned by Kudelski Cayman.

CUSIP No. G67543101

Item 7.         Material to be Filed as Exhibits

Item 7 is hereby amended to include the following:

Exhibit 7.1

Joint Filing Agreement, dated February 26, 2009, among André Kudelski, Kudelski SA, Kudelski Interactive Cayman, Ltd., and Kudelski Interactive USA, Inc. (incorporated by reference to Exhibit 7.1 to Amendment No. 3 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on February 27, 2009).

Exhibit 7.2	Letter from Kudelski SA, Kudelski Interactive Cayman, Ltd., and Kudelski Interactive USA, Inc. to OpenTV Corp., dated February 19, 2010.

Exhibit 7.3

Power of Attorney, dated November 23, 2009, by André Kudelski (incorporated by reference to Exhibit 7.4 to Amendment No. 8 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on November 27, 2009).

CUSIP No. G67543101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2010

Kudelski SA

By:	/s/ Lucien Gani
Name:	Lucien Gani
Title:	General Counsel and Head of Legal Affairs

By:	/s/ Mauro Saladini
Name:	Mauro Saladini
Title:	Executive Vice President and Chief Financial Officer

/s/ Santino Rumasuglia
Santino Rumasuglia, as attorney-in-fact for André Kudelski

Kudelski Interactive Cayman, Ltd.

By:	/s/ Lucien Gani
Name:	Lucien Gani
Title:	Director

By:	/s/ Santino Rumasuglia
Name:	Santino Rumasuglia
Title:	Director

Kudelski Interactive USA, Inc.

By:	/s/ Lucien Gani
Name:	Lucien Gani
Title:	President and Chief Executive Officer